UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oceanaut, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

675227102

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675227102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,454,685 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,454,685 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,454,685 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.06%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 11 pages

CUSIP No. 675227102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,454,685 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,454,685 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,454,685 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.06%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 11 pages

CUSIP No. 675227102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Overseas Ltd. 98-0507341
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,479,950 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,479,950 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,479,950 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.03%
14.	Type of Reporting Person (See Instructions) CO

Page 4 of 11 pages

CUSIP No. 675227102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,658,143 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,658,143 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,658,143 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.75%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 11 pages

This Amendment No. 1 amends and restates the Schedule 13D filed by QVT Financial LP, QVT Financial GP LLC, QVT Overseas Ltd., QVT Associates GP LLC and QVT Fund LP on February 1, 2008 (as amended, the “Schedule 13D”).

Item 1.	Security and Issuer

This Schedule 13D relates to common stock, $.0001 par value per share (the “Common Stock”) of Oceanaut, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 17th Km National Road Athens-Lamia & Finikos Street. 145 64 Nea Kifisia, Athens, Greece.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Overseas Ltd., a Cayman Islands company, and QVT Associates GP LLC, a Delaware limited liability company. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The registered address of QVT Overseas Ltd. is c/o Walkers SPV, Walker House, Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The principal business of QVT Overseas Ltd. is investment in securities. QVT Associates GP LLC is the general partner of QVT Fund LP, Quintessence Fund L.P., QVT Associates LP, QVT Global II L.P., Quintessence Overseas L.P., Quintessence Associates LP and Quintessence Global II L.P. (each, a “Fund,” and collectively, the “Funds”). QVT Financial GP LLC is the general partner of QVT Financial. QVT Financial’s principal business is investment management and it acts as the investment manager for the Funds and QVT Overseas Ltd. QVT Financial is also the investment manager for other entities, including a separate discretionary account managed for a client (the “Separate Account”). QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds, QVT Overseas Ltd. and the Separate Account.

Daniel Gold, Lars Bader, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Daniel Gold, W. William Woods, and Ian Pilgrim are the directors of QVT Overseas Ltd. Messrs. Gold, Bader, Brumm, Chu, Fu, Woods and Pilgrim are referred to collectively herein as the “Covered Persons”. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Mr. Pilgrim is a citizen of Great Britain and South Africa. Mr. Woods is a citizen of Great Britain. Each of the remaining Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, QVT Overseas Ltd., QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by QVT Overseas Ltd., the Funds and the Separate Account between April 2, 2007 and March 27, 2008 for approximately $27.6 million. The source of funds for the purchases was cash available for investment held by QVT Overseas Ltd., the Funds and the Separate Account.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed, such securities, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial, QVT Overseas Ltd., the Funds or the Separate Account, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Page 6 of 11 pages

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for QVT Overseas Ltd., the Funds, and the Separate Account. QVT Overseas Ltd. beneficially owns 1,479,950 shares of Common Stock, the Funds together beneficially own an aggregate amount of 1,658,143 shares of Common Stock and the Separate Account holds 316,592 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by QVT Overseas Ltd., each of the Funds, and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 3,454,685 shares of Common Stock as of the date hereof, consisting of the shares owned by QVT Overseas Ltd. and each of the Funds and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of each of the Funds, may be deemed to be the beneficial owner of an aggregate amount of 1,658,143 shares of Common Stock, consisting of the shares owned by the Funds.

Each of Messrs. Gold, Bader, Brumm, Chu and Fu, each of whom is a managing member of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC. Each of Messrs. Gold, Bader, Brumm, Chu and Fu disclaims beneficial ownership of the shares of Common Stock reported by QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC. Each of Messrs. Gold, Woods and Pilgrim, as directors of QVT Overseas Ltd., may be deemed to beneficially own the same number of shares of Common Stock owned by QVT Overseas Ltd. Each of Messrs. Gold, Woods and Pilgrim disclaims beneficial ownership of the shares of Common Stock owned by QVT Overseas Ltd.

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock reported by QVT Financial and QVT Financial GP LLC, consisting of the shares of Common Stock owned by QVT Overseas Ltd. and each of the Funds and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by each of the Funds, except to the extent of its pecuniary interest therein.

In addition, QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P., Quintessence Overseas L.P., Quintessence Associates LP and Quintessence Global II L.P. own, and the Separate Account holds, an aggregate amount of 5,104,503 common stock purchase warrants (“Warrants”). Each Warrant entitles the holder to purchase one share of Common Stock at a price of $6.00 and become exercisable on the later of the Issuer’s completion of a business combination or March 1, 2008. As of the date of this filing, there has been no report of the completion of a business combination.

The percentage disclosed in Item 13 of the Cover Page for each reporting person is calculated based upon 24,562,500 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2008, for the quarter ended March 31, 2008.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, QVT Overseas Ltd., and QVT Associates GP LLC reflect amounts as of May 21, 2008. The Funds, QVT Overseas Ltd. and Separate Account effected the following transactions in the Common Stock during the past 60 days:

•

On March 24, 2008, QVT Overseas Ltd. sold 125 shares of Common Stock, Quintessence Overseas L.P. sold 17 shares of Common Stock, QVT Associates LP sold 53 shares of Common Stock, Quintessence Associates L.P. sold 3 shares of Common Stock, QVT Global II LP sold 60 shares of Common Stock, Quintessence Global II L.P. sold 7 shares of Common Stock and the Separate Account sold 35 shares of Common Stock in the open market at a price of $7.71 per share.

•

On March 25, 2008, QVT Fund LP sold 413 shares of Common Stock, Quintessence Fund L.P. sold 47 shares of Common Stock and the Separate Account sold 40 shares of Common Stock in the open market at a price of $7.73 per share.

•

On March 26, 2008, QVT Fund LP sold 825 shares of Common Stock, Quintessence Fund L.P. sold 94 shares of Common Stock and the Separate Account sold 81 shares of Common Stock in the open market at a price of $7.71 per share.

•

On March 27, 2008, QVT Fund LP sold 248 shares of Common Stock, Quintessence Fund L.P. sold 28 shares of Common Stock and the Separate Account sold 24 shares of Common Stock in the open market at a price of $7.64 per share.

Except for the information set forth herein, none of the reporting persons has effected any transaction relating to the Common Stock during the past 60 days.

Page 7 of 11 pages

(d) Not applicable.

(e) QVT Fund LP ceased to be the beneficial owner of more than five percent of the class of securities on January 25, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, the reporting persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

The Funds and the Separate Account are parties to standardized, cash-settled swap agreements with various institutional counterparties for which the Common Stock is the reference security, with respect to an aggregate of 240,206 notional shares of Common Stock at a reference price of $7.73. The Funds and the Separate Account have taken the “long” side of the swap agreements and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights or powers with respect to any shares of Common Stock as a result of such swap agreements. None of the Reporting Persons, the Funds or the Separate Account is the beneficial owner of any shares of Common Stock as a result of the swap agreements, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of the swap agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 — Agreement regarding Joint Filing of Schedule 13D

Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2008

QVT FINANCIAL LP		QVT FINANCIAL GP LLC

By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT ASSOCIATES GP LLC		QVT OVERSEAS LTD.

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Director

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Page 9 of 11 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D/A (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: May 21, 2008

QVT FINANCIAL LP		QVT FINANCIAL GP LLC

By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT ASSOCIATES GP LLC		QVT OVERSEAS LTD.

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Director

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Page 10 of 11 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Arthur Chu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Ian Pilgrim	Mayflower Management Services Limited Bamboo Gate, 11 Harbour Road Paget PG01, Bermuda	Barrister & Attorney

W. William Woods	WWWoods & Co. Limited 175 Bloor St East, Toronto, Ontario, M4W 3R8 Canada	Independent Director & Investment Fund Governance Consultant

Page 11 of 11 pages